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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             COLUMBIA ENERGY GROUP
                           (NAME OF SUBJECT COMPANY)

                             CEG ACQUISITION CORP.
                                 NISOURCE INC.
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   197648108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                STEPHEN P. ADIK
                        SENIOR EXECUTIVE VICE PRESIDENT,
                     CHIEF FINANCIAL OFFICER AND TREASURER
                                 NiSOURCE INC.
                              801 EAST 86TH AVENUE
                        MERRILLVILLE, INDIANA 46410-6272
                                 (219) 853-5200
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

      PETER V. FAZIO, JR., ESQ.                   ALAN G. SCHWARTZ, ESQ.
        SCHIFF HARDIN & WAITE                   SIMPSON THACHER & BARTLETT
           6600 SEARS TOWER                        425 LEXINGTON AVENUE
       CHICAGO, ILLINOIS 60606                   NEW YORK, NEW YORK 10017
            (312) 258-5500                            (212) 455-2000

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------
                 $5,826,688,596                                     $1,165,338
-------------------------------------------------------------------------------------------------
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

 * For purposes of calculating the filing fee only, based on the offer to purchase all outstanding shares of Common Stock of the Subject Company. The number of shares of Common Stock reported as outstanding in the Subject Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 was 82,691,662, and the number of shares of Common Stock subject to stock options reported as outstanding in the Subject Company's Annual Report on Form 10-K for the year ended December 31, 1998 was 2,994,935.

** Pursuant to Rule 0-11(d), 1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    None  FILING PARTY:  N/A
FORM OR REGISTRATION NO.:  N/A   DATE FILED:    N/A

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     This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by
CEG Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of NiSource Inc., an Indiana corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Columbia Energy Group, a Delaware corporation (the "Company"), at a purchase price of $68 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Columbia Energy Group. The address of the principal executive offices of the Company is 13880 Dulles Corner Lane, Suite 400, Herndon, Virginia 20171-4600.

     (b) The exact title of the class of equity securities being sought in the Offer is the common stock, par value $.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Common Stock; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is filed by the Offeror and Parent. The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror and Parent") and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e), (f) Neither the Offeror nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) In the ordinary course of their businesses, Parent and its subsidiaries engage in various purchases and sales of natural gas. Natural gas purchases from the Company and its subsidiaries were $24.8 million in 1997, $47.1 million in 1998 and $24.9 million for the five months ended May 31, 1999. Natural gas sales to the Company and its subsidiaries were $27.2 million in 1997, $24.7 million in 1998 and $7.5 million for the five months ended May 31, 1999. Except as set forth herein, since January 1, 1996, there have been no other transactions which would be required to be disclosed under Item 3(a) of this Schedule 14D-1.

     (b) The information set forth in Section 9 ("Certain Information Concerning the Offeror and Parent"), Section 11 ("Background of the Offer; Past Contacts with the Company") and Schedule II of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9, Section 11 and Schedule II of the Offer to Purchase, since January 1, 1996, there have been no contacts, negotiations or transactions which would be required to be disclosed under Item 3(b) of this Schedule 14D-1 between either the Offeror or Parent or any of their respective subsidiaries or, to the best knowledge of the Offeror and Parent, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts with the Company") and Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations") of the Offer to Purchase is incorporated herein by reference.

     (f), (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a), (b) The information set forth in Section 8 ("Certain Information Concerning the Company"), Section 11 ("Background of the Offer; Past Contacts with the Company") and Schedule II of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8, Section 11 and Schedule II of the Offer to Purchase, none of the Offeror, Parent, any of the persons listed on Schedule I of the Offer to Purchase or any associate or majority-owned subsidiary of either the Offeror or Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 11 ("Background of the Offer; Past Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Offeror and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b), (c) The information set forth in the Introduction, Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; Certain Considerations) and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Registration under the Exchange Act") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated June 25, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Letter dated June 25, 1999, from Dealer Manager to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(4) Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

     (a)(5) Notice of Guaranteed Delivery.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement, dated June 25, 1999.

     (a)(8) Press Release issued by Parent on June 24, 1999.

     (b)(1) Commitment Letter dated June 23, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g)(1) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.

     (g)(2) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CEG ACQUISITION CORP.

                                          By: /s/ GARY L. NEALE
                                            ------------------------------------
                                            Name: Gary L. Neale
                                            Title: President

                                          NISOURCE INC.

                                          By: /s/ GARY L. NEALE
                                            ------------------------------------
                                            Name: Gary L. Neale
                                            Title: Chief Executive Officer

Date: June 25, 1999

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                                 EXHIBIT INDEX

EXHIBIT                            DESCRIPTION                             PAGE NO.
--------                           -----------                             --------
11(a)(1)   Offer to Purchase, dated June 25, 1999......................
11(a)(2)   Letter of Transmittal.......................................
11(a)(3)   Letter dated June 25, 1999, from Credit Suisse First Boston
           Corporation to brokers, dealers, commercial banks, trust
           companies and other nominees................................
11(a)(4)   Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to
           their clients...............................................
11(a)(5)   Notice of Guaranteed Delivery...............................
11(a)(6)   Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9...............................
11(a)(7)   Form of Summary Advertisement, dated June 25, 1999..........
11(a)(8)   Press Release issued by Parent on June 24, 1999.............
11(b)(1)   Commitment Letter dated June 23, 1999 to Parent from Credit
           Suisse First Boston and Barclays Bank PLC...................
11(g)(1)   Complaint in NiSource Inc. and CEG Acquisition Corp. vs.
           Columbia Energy Group et al., Delaware Chancery Court, New
           Castle County...............................................
11(g)(2)   Complaint in NiSource Inc. and CEG Acquisition Corp. vs.
           Columbia Energy Group et al., United States District Court,
           District of Delaware........................................

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